UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes   ☒ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET INC
Form 6-K
TABLE OF CONTENTS

Page
Signature

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
	Name:	Duckjun (D.J.) Lee
	Title:	Chief Financial Officer

Date: November 9, 2006

Gmarket Reports Third Quarter 2006 Financial Results
•	Third quarter 2006 revenues increased to $43.5 million (Won 41.2 billion), a 125% year-over-year growth

•	Third quarter 2006 diluted EPS increased to $0.11 (Won 109), from $0.003 (Won 3) in third quarter 2005
Seoul, South Korea, November 9, 2006 — Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today unaudited financial results for the third quarter ended September 30, 2006.
Gmarket reported total revenues of $43.5 million (Won 41.2 billion) for the third quarter of 2006, representing a 125% increase from total revenues of $19.3 million (Won 18.3 billion) in the third quarter of 2005.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 103% to $604.6 million (Won 573.0 billion) from $298.3 million (Won 282.7 billion) for the same period in 2005. As a result, transaction fee revenues for the third quarter of 2006 were $27.6 million (Won 26.1 billion), representing a 73% increase from $15.9 million (Won 15.1 billion) for the same period in 2005.
Advertising and other non-transaction revenues for the third quarter of 2006 were $15.9 million (Won 15.1 billion), representing a 369% increase from $3.4 million (Won 3.2 billion) for the same period in 2005. The Company continued to increase its revenues from advertisements and listing fees, which primarily drove the growth in the Company’s non-transaction revenues.
The gross margin for the third quarter of 2006 was 52.3% of total revenues, compared with 45.4% for the third quarter of 2005. The primary factors contributing to the improvement in gross margin were increased non-transaction revenues and efficiencies gained in cost of revenue items. During this quarter, we reclassified delivery service costs we incurred as cost of revenue which were part of sales and marketing expenses in the previous quarters.
Net income for the third quarter of 2006 was $5.7 million (Won 5.4 billion), compared to about $0.2 million (Won 0.2 billion) in the same period in 2005. Earnings per diluted share for the third quarter of 2006 increased to $0.11 (Won 109), from $0.003 (Won 3) in the same period in 2005. The weighted average number of diluted shares for the third quarter of 2006 increased to 49.8 million, reflecting the Company’s initial public offering.
“We had continued growth and improved margins in the third quarter, while once again reaching record highs in GMV, registered users and monthly unique visitors,” said Young Bae Ku, Chief Executive Officer of Gmarket. “Based on our strong performance towards the end of the third quarter, in particular, we expect this momentum to carry into the fourth quarter, which is also our seasonally strongest quarter.”
During the third quarter of 2006, the Company’s registered user base grew to over 10.1 million, a 10% increase from 9.2 million registered users in the second quarter of 2006. In addition, the Company had 17.1 million unique visitors, a 34% increase from 12.7 million unique visitors during the third quarter of 2005.
As of September 30, 2006, the Company had cash and cash equivalents of $41.6 million (Won 39.4 billion). The balance of cash on deposit increased to $128.7 million (Won 122.0 billion) from $51.6 million (Won 48.9 billion) at June 30, 2006, mainly due to the inclusion of net proceeds from the Company’s initial public offering on the Nasdaq National Market on June 29, 2006. The Company added $84 million in net proceeds to the balance sheet after the issuance of American Depositary Shares to investors, the closing of which took place on July 5, 2006.
The Company reported $15.4 million (Won 14.6 billion) of cash provided by operating activities for the third quarter of 2006.
Investor Conference Call / Webcast Details
The Company’s management will review detailed third quarter 2006 results on Wednesday, November 8, 2006 at 6:00 p.m. U.S. Eastern Time (8:00 a.m., November 9, 2006 in Seoul, Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:
US: +1 617 597 5326 Hong Kong: +852 3002 1672 Singapore: +65 6823 2164 U.K.: +44 (0) 207 365 8426 Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available on November 8, 2006 at 9:00 p.m. U.S. Eastern Time (11:00 a.m., November 9, 2006 in Seoul, Korea) through midnight on November 15, 2006 U.S. Eastern Time (2:00 p.m., November 16, 2006 in Seoul, Korea) at www.gmarket.co.kr/IR/ and by telephone at +1 617 801 6888, with passcode 41972132.
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 947.60 to US$1.00, which is the noon buying rate in effect on October 2, 2006 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grow; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEET
(in millions of Korean Won and in thousands of US dollars)

	December 31,	September 30,	September 30,
	2005	2006	2006
	(Audited)
Assets
Current assets
Cash and cash equivalents	~~W~~36,898	~~W~~39,444	$41,625
Cash on deposit	45,300	121,950	128,693
Restricted cash	2,100	5,800	6,121
Accounts receivable, net	16,244	27,406	28,921
Other current assets	2,517	4,078	4,304

Total current assets	103,059	198,678	209,664

Long-term financial instruments	5,260	5,000	5,276
Held-to-maturity securities	4,000	4,000	4,221
Property and equipment, net	8,188	11,574	12,214
Other assets	551	1,315	1,389

Total assets	~~W~~121,058	~~W~~220,567	$232,764

Liabilities and Shareholders’ Equity
Current liabilities
Account payable to sellers	~~W~~93,458	~~W~~92,259	$97,361
Accounts payable	10,859	13,375	14,115
Deferred revenue	2,180	3,348	3,533
Other current liabilities	4,428	10,051	10,607

Total current liabilities	110,925	119,033	125,616

Accrued severance benefits	428	1,157	1,221

Total liabilities	111,353	120,190	126,837

Commitments and contingencies	—	—	—
Preferred shares, convertible	7,339	—	—

Shareholders’ equity
Common shares	3,040	4,951	5,224
Additional paid-in capital	518	86,203	90,970
Loan to employees for stock purchase	(389)	—	—
Retained earnings (Accumulated deficit)	(803)	9,223	9,733

Total shareholders’ equity	2,366	100,377	105,927

Total liabilities and shareholders’ equity	~~W~~121,058	~~W~~220,567	$232,764

GMARKET INC.
UNAUDITED STATEMENT OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2006	2006	2005	2006	2006
Revenues
Transaction fees	~~W~~15,068	~~W~~26,109	$27,553	~~W~~34,390	~~W~~70,122	$74,000
Advertising and others	3,220	15,097	15,932	7,361	36,282	38,288

Total revenues	18,288	41,206	43,485	41,751	106,404	112,288
Cost of revenues	9,981	19,651	20,738	22,889	53,335	56,284

Gross profit	8,307	21,555	22,747	18,862	53,069	56,004
Operating expenses
Sales and marketing	7,443	12,534	13,227	15,065	34,566	36,477
General and administrative	1,023	4,917	5,189	3,017	10,454	11,032

Operating income(loss)	(159)	4,104	4,331	780	8,049	8,494
Other income (expense)
Interest income	321	1,684	1,777	763	3,245	3,425
Others, net	27	435	459	27	436	459

Income before income tax expenses	189	6,223	6,567	1,570	11,730	12,379

Income tax expenses	—	(802)	(846)	—	(1,723)	(1,819)

Income before cumulative effect of change in accounting principles	189	5,421	5,721	1,570	10,007	10,560
Cumulative effect of change in accounting principle	—	—	—	—	19	20

Net income	~~W~~189	~~W~~5,421	$5,721	~~W~~1,570	~~W~~10,026	$10,580
Accretion to preferred shares to redemption price	(41)	—	—	(124)	—	—
Amount allocated to participating preferred shareholders	(44)	—	—	(474)	—	—

Net income applicable to common shareholders	~~W~~104	~~W~~5,421	$5,721	~~W~~972	~~W~~10,026	$10,580

Earning per share — basic	~~W~~4	~~W~~110	$0.12	~~W~~38	~~W~~268	$0.28
Earning per share — diluted	~~W~~3	~~W~~109	$0.11	~~W~~33	~~W~~262	$0.28
Weighted average number of shares — basic	29,355,435	49,109,707	49,109,707	25,787,868	37,356,009	37,356,009
Weighted average number of shares — diluted	30,641,193	49,798,911	49,798,911	29,760,523	38,268,494	38,268,494

GMARKET INC.
UNAUDITED STATEMENT OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2006	2006	2005	2006	2006
Cash flows from operating activities:
Net income	~~W~~189	~~W~~5,421	$5,721	~~W~~1,570	~~W~~10,026	$10,580
Adjustments
Depreciation and amortization	297	816	861	726	2,182	2,302
Stock-based compensation expense	31	231	244	81	608	642
Provision for bad debt	11	63	66	23	63	66
Provision for severance benefits	125	359	379	383	778	821
Cumulative effect of change in accounting principles	—	—	—	—	(19)	(20)
Deferred tax assets	—	202	213	—	(403)	(426)
Provision for loyalty program reserve	477	1,199	1,265	1,302	4,377	4,619
Changes in operating assets and liabilities
Accounts receivable	(2,237)	(7,081)	(7,472)	(6,928)	(11,225)	(11,845)
Amounts payable to sellers	20,237	13,457	14,201	36,704	(1,199)	(1,265)
Accounts payable	2,630	(707)	(746)	3,612	2,516	2,656
Deferred revenue	434	251	264	926	1,168	1,232
Other current assets	(294)	511	539	(1,308)	(1,258)	(1,328)
Other assets	9	28	29	—	46	48
Other current liabilities	127	(106)	(112)	348	1,246	1,316
Payment of severance benefits	(3)	(30)	(31)	(551)	(49)	(51)

Net cash provided by operating activities	22,033	14,614	15,421	36,888	8,857	9,347

Cash flows from investing activities:
Increase in cash on deposit, net	(11,400)	(73,000)	(77,037)	(25,700)	(76,300)	(80,519)
Increase in restricted cash, net	(900)	—	—	(1,200)	(3,700)	(3,905)
Increase in long-term financial instruments, net	(30)	(30)	(32)	(90)	(90)	(95)
Purchase of held-to-maturity securities	(4,000)	—	—	(4,000)	—	—
Purchase of property and equipment	(844)	(1,588)	(1,675)	(3,596)	(5,554)	(5,861)
Decrease (increase) in other current assets	—	—	—	(5)	47	50
Increase in other assets, net	(60)	(15)	(15)	(418)	(771)	(813)

Net cash used in investing activities	(17,234)	(74,633)	(78,759)	(35,009)	(86,368)	(91,143)

Cash flows from financing activities:
Issuance of common shares, net	694	79,611	84,013	694	79,668	84,073
Decrease (increase) in loan to employees for stock purchase	(388)	173	182	(246)	389	410

Net cash provided by financing activities	306	79,784	84,195	448	80,057	84,483

Net increase in cash and cash equivalents	5,105	19,765	20,857	2,327	2,546	2,687

Cash and cash equivalents
Beginning of year	16,319	19,679	20,768	19,097	36,898	38,938

End of period	~~W~~21,424	~~W~~39,444	$41,625	~~W~~21,424	~~W~~39,444	$41,625

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006

GMV (in billions)[1]	~~W~~146.58	~~W~~206.63	~~W~~282.68	~~W~~444.96	~~W~~469.15	~~W~~543.75	~~W~~572.95

Registered Users[2]	3,473,605	4,468,150	5,632,350	7,191,356	8,310,737	9,238,701	10,110,874

Average Monthly Unique Visitors[3]	11,240,000	11,493,000	12,716,000	14,024,000	15,179,000	16,543,000	17,051,000

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.